Direct Dial: 847-607-0106

Craig P. Colmar	cpcolmar@jocolaw.com

April 29, 2015

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.; Mail Stop 3561

Washington, D.C. 20549

Attention: Ms. Anne Nguyen Parker, Assistant Director

Re:	Fenix Parts, Inc.

Amendment No. 2 to Registration Statement on Form S-1

File No. 333-203296

Ladies and Gentlemen:

On behalf of Fenix Parts, Inc. (“Fenix” or the “Company”), we are supplementally providing to the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission information regarding the estimated price range to be set forth in the Company’s preliminary prospectus circulated to investors. Based on current market conditions, the estimated price range is expected to be between $9.00 and $11.00 per share. The foregoing price range is based on market information as of April 29, 2015 and may change in the future.

Attached as Exhibit A to this letter are certain pages of Amendment No. 2 to the Company’s Registration Statement (“Amendment No. 2”) that are marked to show changes based on the foregoing estimated price range. The Company confirms that it will disclose a price range and selling stockholder information in the preliminary prospectus circulated to investors.

The Company appreciates the Staff’s willingness to accommodate the Company and respectfully requests that the Staff review Exhibit A in advance of the filing of Amendment No. 2 and the launch of the Company’s road show, which are expected to occur on or about May 1, 2015.

United States Securities and Exchange Commission

Division of Corporate Finance

April 29, 2015

If you have any questions regarding the foregoing, please contact the undersigned or my colleagues Georgann Joseph or Robin Friedman at 312-922-1980.

Sincerely,

Craig P. Colmar